Exhibit 99.(a)(1)(B)

FIRST EMAIL TO ELIGIBLE EMPLOYEES

Re:  Synopsys Tender Offer

As Brian Beattie just announced, Synopsys is launching the tender offer to amend discounted options (the “Offer”) effective today, Wednesday, July 11, 2007. The program is described in the Offer to Amend Eligible Options that was filed with the SEC today and is attached to this email.

You are an Eligible Employee because you have been granted discounted options that remain outstanding as of July 11, 2007.  You will be receiving hard-copy materials that explain the Offer in detail and provide you with specific information about which of your options are affected as well as an election form to be completed and returned.

As a holder of discounted options eligible for amendment, we encourage you to submit the election form as soon as possible. If you decide to accept Synopsys’ offer to amend your Eligible Options, you must complete and submit an election form via fax before 5:00 p.m. Eastern Time on Friday, August 10, 2007. Throughout the period that the Offer is open, employee elections can be modified, however, all decisions must be submitted on or before 5:00 p.m. Eastern Time on Friday, August 10, 2007. Initial elections or election changes will not be accepted beyond this date and time.

Please visit the Canada HR website for more information at http://wwwin.synopsys.com/orgdirs/hr/canada. Please also attend a meeting at the Mississauga and Nepean/Ottawa campuses at which a presentation about the Offer will be made. These meetings will be simultaneously webcast. Any employee may attend or participate via webcast. You will also have the opportunity to ask questions at these meetings. The meeting information is set forth below:

Wednesday, July 18, 2007 - 10:00 a.m. EDT

Casa Loma meeting room, Mississauga

https://synopsys.webex.com/mw0304l/mywebex/default.do?siteurl=synopsys&service=0

Meeting Number: 336 918 837

Passcode:  toffer1

Teleconference:  888 635-9997; Participant Code:  214105

Thursday, July 19, 2007 - 1:00 p.m. EDT

Laurier meeting room, Nepean/Ottawa

https://synopsys.webex.com/mw0304l/mywebex/default.do?siteurl=synopsys&service=0

Meeting Number: 332 107 228

Passcode: toffer2

Teleconference:  888 635-9997; Participant Code:  214105

As described in the Offer materials, if you do not make an election on or before August 10, 2007, your Eligible Options will not be amended. In such a case, (1) you will not be able to claim up to a 50% deduction against taxable benefits gained by the exercise of an Eligible Option, (2) Synopsys will report any gains from the exercises of such options as ineligible for up to a 50% deduction on your Form T-4 and withhold income taxes based on the full amount of the employment benefit upon exercise of an Eligible Option, and (3) you will be personally responsible for the amount of any and all taxes due in respect of your Eligible Options.  If you choose not to accept our offer to amend your Eligible Options, you are strongly encouraged to consult with your own tax advisors prior to making such decision in order to discuss the tax consequences of any such choice.

Whether or not you accept the Offer to amend your Eligible Options, Synopsys will offer to settle all back taxes (including penalties (if applicable) and interest) resulting solely from the deductions incorrectly taken as a result of exercising these discounted options on or before July 11, 2007.  Details about Synopsys’ proposed settlement with the Canadian tax authorities will be separately communicated to those employees who exercised options.

However, for any exercise of an Eligible Option after July 11, 2007, Synopsys will not pay for any employee income taxes resulting from the exercise of an Eligible Option.  Furthermore, to the extent an Eligible Option is exercised after July 11, 2007 but before the Expiration Time of the Offer (August 10, 2007), such options will no longer be eligible for this Offer to amend, and you will not be eligible to claim up to a 50% deduction for such exercises.

Please do not reply to this automated e-mail message. If you have a question after reviewing the materials and attending the employee meetings, call Erika Varga McEnroe, Associate General Counsel, at 650-584-4241, Monday through Friday from 9:00 a.m. to 6:00 p.m., Pacific Time.  However, due to SEC regulations, we are unable to provide additional information beyond that which is filed with the SEC.

Thank you,
Shareholder Services